HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

April 23, 2013	FILE NO: 79819.2

VIA EDGAR

Mr. Michael McTiernan

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Armada Hoffler Properties, Inc.

Amendment No. 1 to Registration Statement on Form S-11

Filed March 26, 2013

File No. 333-187513

Dear Mr. McTiernan:

As counsel to Armada Hoffler Properties, Inc., a Maryland corporation (the “Company”), we are transmitting the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 17, 2013 with drafts of portions of the Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-11 (File No. 333-184538) (the “Registration Statement”), which are attached to this letter as Exhibit A.

For convenience of reference, each Staff comment contained in your April 17, 2013 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Ms. Shannon Sobotka, Mr. Robert Telewicz and Ms. Folake Ayoola, a courtesy copy of this letter. The changes reflected in Exhibit A have been made in response to the Staff’s comments. All page references in responses are to pages of the blacklined version of the Registration Statement included in Exhibit A. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement have the meanings set forth in the Registration Statement.

ATLANTA    AUSTIN    BANGKOK    BEIJING    BRUSSELS     CHARLOTTE    DALLAS    HOUSTON    LONDON    LOS ANGELES

McLEAN    MIAMI    NEW YORK    NORFOLK    RALEIGH    RICHMOND    SAN FRANCISCO    TOKYO    WASHINGTON

www.hunton.com

Mr. Michael McTiernan April 23, 2013 Page 2

Distribution Policy, page 62

1.	Please clarify for us, and revise your disclosure to clearly state, whether your estimated general contracting and real estate services segment profit is a forecast or a projection. Similarly, the line items should be labeled as such in your footnote and on the face of your calculation of estimated cash available for distribution. In your response please tell us whether your estimate has been prepared in accordance with the AICPA standards for forecasts and projections.

RESPONSE: The Company has revised its disclosure on pages 64, 66 and 67 to clearly state that its cash flows from general contracting and real estate services for the year ending December 31, 2013 is a forecast. The Company’s forecasted operating, investing and financing cash flows from general contracting and real estate services for the year ending December 31, 2013 is a financial forecast as defined in section 3.04 of the AICPA Guide for Prospective Financial Information. The Company’s forecast has been prepared in accordance with the AICPA standards for forecasts.

2.	Please explain to us how you have met all of the requirements of Item 10(b)(2) of Regulation S-K related to your projections of general contracting and real estate services profit. To the extent you have determined that certain line items required by Item 10(b)(2) of Regulation S-K are not required or applicable, please provide us with the basis for your conclusions.

RESPONSE: The Company has revised its disclosure on pages 64, 66 and 67 to include forecasted general contracting and real estate services revenues and segment profit for the year ending December 31, 2013. The Company has not disclosed forecasted general contracting and real estate services earnings per share for the year ending December 31, 2013 because such disclosure would not be applicable or meaningful in the Company’s calculation of cash available for distribution to stockholders and common unitholders.

Mr. Michael McTiernan April 23, 2013 Page 3

3.	Clarify how the profit presented is highly correlated to the cash flows anticipated to be received from this segment. In light of the uncertainty surrounding the timing of revenue recognition and given cash flows do not necessarily correspond to revenue recognized under the percentage of completion method, please disclose assumptions made that support how the forecasted profit provided by general contracting and real estate services for the year ended December 31, 2013 will fund your estimated distribution. The supporting evidence should include but not be limited to the items outlined below.

•	A description of the accounting principles used and a statement indicating whether or not these principles are consistent with those used to prepare your historical financial statements;

•

The amount of estimated cost overruns. To the extent no cost overruns were assumed, explain how you determined that assumption was reasonable and include cautionary language stating the effect on cash available for distribution if cost overruns do occur

•	Any contractual billing terms that effect the timing of receipt of general contracting cash flows

RESPONSE: The Company has enhanced the disclosure regarding its forecasted cash flows from general contracting and real estate services to include a reconciliation of forecasted net operating income to forecasted operating cash flows from general contracting and real estate services for the year ending December 31, 2013. In accordance with the AICPA standards for forecasts, the Company has also revised its disclosure to include the following:

•	a summary of significant assumptions including those with respect to cost overruns and billing terms; and

•	a summary of significant accounting policies including a statement indicating that such policies are consistent with those used to prepare its historical financial statements.

Mr. Michael McTiernan April 23, 2013 Page 4

4.	Please include adjustments for any investing and financing activities related to this segment. In addition, please provide us with a summary of, and separately disclose, any adjustments related to general contracting and real estate services conducted with related parties.

RESPONSE: The Company respectfully advises the Staff that it does not forecast any such cash flows from investing or financing activities for the year ending December 31, 2013. More specifically, the Company does not forecast any equipment purchases or any borrowings or repayments of debt by this segment for the year ending December 31, 2013. The Company has disclosed these assumptions on pages 66 and 67 in its discussion of forecasted investing and financing cash flows from general contracting and real estate services for the year ending December 31, 2013.

In response to the Staff’s comment, the Company has revised its disclosure to include a summary of forecasted cash flows from related parties for the year ending December 31, 2013.

5.	In your Management’s Discussion and Analysis you disclose that 20 construction projects were in progress as of December 31, 2012, and you expect that seven of these contacts will be on-going upon completion of the offering. Tell us how you considered the cash flow streams of the 11 contracts that were in progress at December 31, 2012 but were expected to be completed prior to the offering in your adjustments to arrive at cash available for distribution for the year ending December 31, 2013.

RESPONSE: The Company has included the cash flow streams of all 13 construction contracts that were in progress at December 31, 2012 and are expected to be completed prior to the offering in its forecasted operating cash flows for the year ending December 31, 2013. In its revised disclosure on pages 64, 66 and 67, the Company has included the forecasted revenue, expenses and changes in assets and liabilities of all 13 of these contracts in its reconciliation of forecasted net operating income to forecasted operating cash flows for the year ending December 31, 2013. The Company’s forecasts with respect to these 13 contracts consider actual results as of March 31, 2013.

Mr. Michael McTiernan April 23, 2013 Page 5

Unaudited Pro Forma Financial Statements

For the Year Ended December 31, 2012

6.	We have considered your response to our prior comment 6. Please address the following items as they relate to your analysis.

•	For each related party group you have identified, please explain to us how each entity meets the definition of a related party in accordance with ASC Topic 850.

RESPONSE: As the Company communicated in its letter dated March 26, 2013 in response to prior comment 29 contained in the Staff’s March 11, 2013 comment letter, the Company concluded that Mr. Hoffler controls all but two of the entities that comprise the Predecessor (the “Controlled Entities”). Since Mr. Hoffler controls each of the Controlled Entities of the Predecessor, the Company intends to account for the combination of the Controlled Entities as a reorganization of entities under common control. As communicated in the Company’s response letter dated March 26, 2013 to the Staff, certain of the Controlled Entities were determined to be variable interest entities under the provisions of ASC 810. For those entities, the Company evaluated whether Mr. Hoffler has a controlling financial interest by holding power and benefits, as defined in ASC 810-10-25-38A, and thus is the entity’s primary beneficiary. For those entities in which it was determined that no party alone, including Mr. Hoffler, holds power and benefits, the Company then evaluated whether power and benefits were held by Mr. Hoffler and his related parties as a group. Pursuant to ASC 810-10-25-43, for purposes of the Variable Interest Entities subsection of the codification, the term related parties includes those parties identified in ASC 850.

ASC 850-10-20 defines the term “related parties” as follows:

Mr. Michael McTiernan April 23, 2013 Page 6

Related parties include:

•	Affiliates of the entity.

•

Entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity.

•	Trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management.

•	Principal owners of the entity and members of their immediate families.

•	Management of the entity and members of their immediate families.

•

Other parties with which the entity may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

•

Other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

ASC 850-10-20 further defines the term “affiliates” as “a party that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with an entity.”

In addition to those parties identified in ASC 850, the term related parties in ASC 810-10-25-43 includes other parties that are de facto agents of the variable interest holder. ASC 810-10-25-43 defines de facto agents as:

a.	A party that cannot finance its operations without subordinated financial support from the reporting entity, for example, another VIE of which the reporting entity is the primary beneficiary.

b.	A party that received its interests as a contribution or a loan from the reporting entity.

c.	An officer, employee, or member of the governing board of the reporting entity.

d.	A party that has an agreement that it cannot sell, transfer, or encumber its interests in the VIE without the prior approval of the reporting entity. The right of prior approval creates a de facto agency relationship only if that right could constrain the other party’s ability to manage the economic risks or realize the economic rewards from its interests in a VIE through the sale, transfer, or encumbrance of those interests. However, a de facto agency relationship does not exist if both the reporting entity and the party have right of prior approval and the rights are based on mutually agreed terms by willing, independent parties.

e.	A party that has a close business relationship like the relationship between a professional service provider and one of its significant clients.

Mr. Michael McTiernan April 23, 2013 Page 7

The persons or entities comprising each related party group that the Company identified in its letter dated April 12, 2013 in response to prior comment 6 contained in the Staff’s April 5, 2013 comment letter, are either related parties of Mr. Hoffler, as defined in ASC 850-10-20, or de facto agents of Mr. Hoffler, as defined in ASC 810-10-25-43, because they are either:

•	individuals who hold equity interests that cannot be sold, transferred or encumbered without the prior approval of Mr. Hoffler; or

•	entities that are controlled by Mr. Hoffler and therefore affiliates of Mr. Hoffler.

The Company describes its considerations in further detail below regarding the related party group for the Controlled Entities.

Corporations A and B

The Company respectfully directs the Staff to its response to prior comment 6 regarding Corporations A and B in which the Company noted that the related party group is comprised of each of the shareholders of Corporations A and B. Each of the shareholders of Corporations A and B, including Messrs. Haddad and Kirk who represent two of the three directors of Corporations A and B along with Mr. Hoffler, are party to an agreement with Mr. Hoffler whereby if the shareholder wishes to sell, transfer or encumber such interest it may not be done without the approval of Mr. Hoffler. Such agreements were executed at the time the equity interest was obtained by the shareholders and were not entered into in anticipation of the Company’s initial public offering. Furthermore, the agreement is not reciprocal as Mr. Hoffler is not required to obtain approval of the other shareholders if he wishes to sell, transfer or encumber his interests in Corporations A and B.

Mr. Michael McTiernan April 23, 2013 Page 8

As a result, the Company believes that each of the shareholders in Corporations A and B are considered de facto agents and therefore related parties of Mr. Hoffler under the guidance in ASC 810-10-15-43(d).

As the Company communicated in its letter dated April 12, 2013 in response to prior comment 6 contained in the Staff’s April 5, 2013 comment letter, Mr. Hoffler controls 50% of the voting rights of both Corporations A and B and was significantly involved in the design of the Corporations. Additionally no other individual shareholder controls more than 20% of such voting rights. As a result, Mr. Hoffler is by far the largest individual shareholder of both entities and, therefore, the activities of Corporations A and B impact Mr. Hoffler to a greater extent than other members of the related party group because of his relative exposure to the variability associated with the anticipated economic performance of Corporations A and B. Based on the foregoing analysis, the Company concluded that Mr. Hoffler was the party within the related party group most closely associated with the entity and therefore its primary beneficiary.

Corporation C

The Company respectfully directs the Staff to its response to the Staff’s prior comment 6 regarding Corporation C in which the Company noted that the related party group is comprised of each of the shareholders of Corporation C. The shareholders of Corporation C are subject to the same transfer restrictions as the shareholders in Corporations A and B. That is, each of the shareholders of Corporation C, including Mr. Kirk who is the other director in Corporation C along with Mr. Hoffler, are party to an agreement with Mr. Hoffler whereby they cannot sell, transfer or encumber their equity interests in Corporation C without the prior approval of Mr. Hoffler. Such agreements were executed at the time the equity interest was obtained by the shareholders and were not entered into in anticipation of the Company’s initial public offering. Furthermore, the agreement is not reciprocal as Mr. Hoffler is not required to obtain approval of the other shareholders if he wishes to sell, transfer or encumber his interests in Corporation C.

Mr. Michael McTiernan April 23, 2013 Page 9

As a result, the Company believes that each of the shareholders, including Mr. Kirk, is considered de facto agents and therefore related parties of Mr. Hoffler under the guidance in ASC 810-10-15-43(d).

The Company also believes that Corporation A, which has a variable interest in Corporation C through an agreement to fund its operations, is in the related party group since Corporation A is controlled by Mr. Hoffler and is therefore an “affiliate” of Mr. Hoffler based on the definition of an “affiliate” in ASC 850-10-20.

As the Company communicated in its letter dated April 12, 2013 in response to prior comment 6 contained in the Staff’s April 5, 2013 comment letter, the Company has concluded that Corporation A is the primary beneficiary of Corporation C. As previously discussed, the Company has concluded that Mr. Hoffler is the primary beneficiary of Corporation A and therefore has an indirect controlling financial interest in Corporation C.

VIE LLCs

The Company respectfully directs the Staff to its response to the Staff’s prior comment 6 regarding the VIE LLCs in which the Company noted that the related party groups are comprised of each of the LLC members, including individuals who serve as managers of the VIE LLCs as discussed below. Each LLC member who also is an employee of Corporations A, B or C (the Employee LLC Members) are party to an agreement with Mr. Hoffler whereby they cannot sell, transfer or encumber their equity interests in the VIE LLCs without the prior approval of Mr. Hoffler. Such agreements were executed at the time the equity interest was obtained by the Employee LLC Members and were not entered into in anticipation of the Company’s initial public offering. Furthermore, the agreements are not reciprocal as Mr. Hoffler is not required to obtain approval of the Employee LLC Members if he wishes to sell, transfer or encumber his interests in the VIE LLCs.

As a result, the Employee LLC Members are considered de facto agents and therefore related parties of Mr. Hoffler under the guidance in ASC 810-10-15-43(d).

Mr. Michael McTiernan April 23, 2013 Page 10

The LLC Managers of each entity, collectively, have the power over the management and operations of the VIE LLCs. The LLC Managers within the related party group include Mr. Hoffler and certain Employee LLC Members. As previously discussed, the Company has concluded that the Employee LLC Members are de facto agents of Mr. Hoffler. In certain instances, unrelated third parties that are outside of the related party group also may be named as LLC Managers. However, in each of those circumstances, Mr. Hoffler together with his de facto agents control the manager group as they represent a majority (i.e., two of three) of the LLC Managers for such entities. In these cases, the operating agreement of the LLC states that all decisions of the manager will be made based on a vote of at least two of the LLC Managers.

Messrs. Hoffler, Haddad and Kirk also are personal guarantors of the VIE LLCs’ debt. As noted above, the Company has concluded that Messrs. Haddad and Kirk are both de facto agents of Mr. Hoffler as they are also Employee LLC Members.

Based on the preceding analysis, the Company concluded that the Employee LLC Members, including the individuals who serve as managers of the VIE LLCs and Messrs. Haddad and Kirk who are personal guarantors of the debt of the VIE LLCs, are de facto agents and therefore related parties of Mr. Hoffler based on the guidance in ASC 810-10-25-43(d).

As the Company communicated in its letter dated April 12, 2013 in response to prior comment 6 contained in the Staff’s April 5, 2013 comment letter, the Company concluded that Mr. Hoffler was significantly involved in the design of each of the VIE LLCs. Mr. Hoffler is impacted to a greater extent than other members of the related party group because of his relative exposure to the variability associated with the anticipated economic performance of the VIE LLCs.

The Company has concluded that Mr. Hoffler is the party within the related party group that is most closely associated with the VIE LLCs and therefore is the primary beneficiary of these entities.

Mr. Michael McTiernan April 23, 2013 Page 11

•

We note your conclusion that certain employees including Messrs. Haddad and Kirk are de facto agents of Mr. Hoffler. Your conclusion is based in part on the fact that these individuals are employed by Mr. Hoffler. Please clarify for us whether these individuals are employed directly by Mr. Hoffler as a sole proprietor or if they are employed by a corporation or other entity.

RESPONSE: Both Messrs. Haddad and Kirk are employed by a corporation, specifically the entity identified as Corporation C in the Company’s response to the Staff’s prior comment 6 and as further supplemented with the above discussion. As discussed telephonically with the Staff on April 23, 2013, we have concluded that Messrs. Haddad and Kirk are de facto agents and thus related parties of Mr. Hoffler based on the transfer restrictions surrounding their equity interests in Corporations A, B and C as well as the VIE LLCs as discussed above.

•

You have determined that Mr. Hoffler controls certain VIEs in part through rights granted him as a manager under the terms of an operating agreement. Please summarize the rights granted to Mr. Hoffler in these agreements and clarify for us how these rights differ from those granted to other managers.

RESPONSE: In the Company’s response to the Staff’s prior comment 6, the Company determined that Mr. Hoffler controls certain VIEs in part through rights granted him as a manager under the terms of an operating agreement. As discussed in our previous response, under the terms of the operating agreements, the managers – one of whom is Mr. Hoffler – have complete power and authority over the management and operation of the VIE’s assets and business including the ability to obtain additional financing secured by the VIE’s assets or the sale of the VIE’s assets.

While there are other individuals named as managers under the operating agreement, those individuals have no decision-making authority individually or collectively. All decisions made by the manager are controlled by Mr. Hoffler. The rights granted to Mr. Hoffler supersede those of the other managers identified in the operating agreements because, as stated in the operating agreements, in the event there is any disagreement between Mr. Hoffler and the other managers, individually or collectively, regarding operational or financing decisions of the entity, “the vote of Hoffler shall control.” Mr. Hoffler’s rights as manager override those of any other managers because the operating agreements provide that Mr. Hoffler’s vote always controls final decisions of the managers as a group.

Mr. Michael McTiernan April 23, 2013 Page 12

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-8638.

Very truly yours,

/s/ David C. Wright

David C. Wright

cc:	Louis S. Haddad

Michael P. O’Hara

Eric L. Smith

S. Gregory Cope, Esq.

John A. Good, Esq.

Justin R. Salon, Esq.

EXHIBIT A

Add: Net increases in contractual rent income(7)		2,278

Less: Net decreases in contractual rent income due to lease expirations, assuming historical retention rate(8)		(126)

Less: General contracting and real estate services segment profit for the year ended December 31, 2012		(3,943)

Estimated cash flow from real estate operating activities for the year ending December 31, 2013	$

Forecasted cash flow from general contracting and real estate services operating activities for the year ending December 31, 2013(9)	$

Estimated cash flows from operating activities for the year ending December 31, 2013	$

Estimated cash flows used in investing activities:

Less: Estimated provision for tenant improvements and leasing commission costs(10)		(367)

Less: Estimated annual provision for general improvements(11)		(489)

Estimated cash flows used in investing activities for the year ending December 31, 2013		$(856)

Estimated cash flows used in financing activities

Less: Scheduled mortgage loan principal payments(12)		(4,041)

Less: Scheduled loan maturities(13)		(2,208)

Less: Net increase in long-term ground lease obligations(14)		(37)

Estimated cash flows from financing activities for the year ending December 31, 2013		$(6,286)

Our share of estimated cash available for distribution to stockholders and common unit holders		$—

Total estimated initial annual distributions to stockholders and common unit holders		$—

Estimated initial annual distribution per share(15)		$—

Payout ratio based on our share of estimated cash available for distribution(16)		—%

(1)	Represents pro forma consolidated depreciation and amortization for the year ended December 31, 2012.

(2)	Pro forma non-cash amortization of lease commissions for the year ended December 31, 2012.

(3)	Pro forma non-cash amortization of debt issuance costs for the year ended December 31, 2012.

(4)	Represents the conversion of estimated rental revenues on in-place leases from GAAP basis to cash basis of recognition.

(9)	Represents forecasted cash flows from general contracting and real estate services for the year ending December 31, 2013 as estimated below:

Forecasted operating cash flow

Year ending December 31, 2013
Forecasted segment revenues	$
Forecasted segment expenses

Forecasted segment profit	$
Forecasted (increase) decrease in segment assets
Forecasted increase (decrease) in segment liabilities

Forecasted cash flow from general contracting and
real estate services operating activities	$

Management’s forecasted cash flow from general contracting and real estate services operating activities was prepared in accordance with the AICPA Guide for Prospective Financial Information. The accounting principles used to prepare management’s forecast are consistent with those used to prepare our historical financial statements.

Summary of significant accounting principles

We forecast general contracting revenue on construction contracts using the percentage-of-completion method. Using this method, we forecast revenue and an estimated profit based on the proportion of forecasted costs as of the end of the forecasted period to total forecasted costs of completing the contract. Construction contract costs include all direct material, labor and subcontract costs as well as any indirect costs related to contract performance. Provisions for estimated losses on uncompleted contracts are recognized in the period in which such losses are forecasted. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income and are recognized in the period in which they are forecasted. Profit incentives are included in forecasted revenues when their realization is probable and when they can be reasonably estimated.

We forecast revenue from property development and management services when realized and earned, generally as such real estate services are provided.

Segment assets refer primarily to (i) receivables and (ii) construction contract costs and estimated earnings in excess of billings. Construction contract costs and estimated earnings in excess of billings represent reimbursable costs and amounts earned under contracts in progress as of the end of the forecasted period. Such amounts become billable according to contract terms, which usually consider the passage of time, achievement of certain milestones or completion of the project.

Segment liabilities refer primarily to (i) payables and (ii) billings in excess of construction contract costs. Billings in excess of construction contract costs represent billings or collections on contracts made in advance of forecasted revenue as of the end of the forecasted period.

Construction receivables and payables include retentions—amounts that are generally withheld until the completion of the contract or the satisfaction of certain restrictive conditions such as fulfillment guarantees.

Forecasted segment revenues and expenses

Our forecasted general contracting revenues and expenses are based on the 13 construction contracts we expect to have completed and the seven construction contracts that we expect will be on-going upon completion of this offering and the formation transactions. Our forecasts are based primarily on management’s estimated construction project schedules for the year ending December 31, 2013 and assume that we will complete our construction projects on our anticipated schedule, consistent with the projects’ budgets and without significant changes to the scope of the projects. Our ability to complete our construction projects on time and on budget could be materially adversely affected by:

¡	shortages of subcontractors, equipment, materials or skilled labor;

¡	unscheduled delays in the delivery of ordered materials or equipment;

¡	unanticipated increase in the cost of equipment, labor or raw materials;

¡	unforeseen engineering, environmental or geological problems;

¡	weather interferences;

¡	difficulties in obtaining necessary permits or in meeting permit conditions;

¡	client acceptance delays; or

¡	work stoppages and other labor disputes.

Three of our construction contracts that we estimate will be complete during the forecasted period are with related parties. Forecasted revenue and profit for these three construction contracts for the year ending December 31, 2013 is $ and $ , respectively. Forecasted operating cash flow for these three construction contracts for the year ending December 31, 2013 is $         .

Our forecasts do not assume significant cost overruns or any provisions for estimated losses on uncompleted contracts based on our evaluation of incurred costs as of the date of this prospectus and estimated costs upon contract completion. If we experience significant cost overruns or losses during the year ending December 31, 2013, we may not be able to pay cash distributions on our common stock at the expected distribution rate or at all.

Forecasted revenues and expenses from asset management agreements were not significant for the forecasted period.

Forecasted changes in segment assets and liabilities

Our forecasted changes in segment assets and liabilities are based on:

¡	estimated billings to and cash collections from clients under signed construction contracts and asset management agreements as of the date of this prospectus;

¡	estimated cash payments to subcontractors; and

¡	estimated cash outflows for other direct and indirect construction and asset management costs incurred by us.

Based on the terms of the contracts with our subcontractors, we are obligated to pay our subcontractors only after we have first received payment from our clients. Our forecasts reflect these contractual arrangements.

Forecasted cash flow from general contracting and real estate services investing activities

Our forecasted cash flow from general contracting and real estate services investing activities for the year ending December 31, 2013 assumes that we will not be required to purchase any equipment in order to meet our estimated construction project schedules. To the extent that we are required to purchase equipment, our ability to complete a construction project in a timely fashion or at a profit may be impaired and as a result, we may not be able to pay cash distributions on our common stock at the expected distribution rate or at all.

Forecasted cash flow from general contracting and real estate services financing activities

We currently do not have any outstanding long-term financing obligations with respect to our general contracting and real estate services segment. Our forecast of cash flow from general contracting and real estate services financing activities for the year ending December 31, 2013 assumes that we will not be required to obtain financing to fund our construction projects.

Our forecasts reflect management’s judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the year ending December 31, 2013. We can give you no assurance that such forecasts will be achieved. There likely will be differences between our forecasted general contracting and real estate services cash flows for the year ending December 31, 2013 and our actual cash flows for such period and actual cash flows may differ materially from our forecasts. If we fail to achieve our forecasted general contracting and real estate services cash flows for the year ending December 31, 2013, we may not be able to pay cash distributions on our common stock at the expected distribution rate or at all.

We do not, as a matter of course, make public forecasts as to future operations, cash flows, earnings or other results. However, management has prepared the forecasts set forth above to support our belief that we will generate sufficient general contracting and real estate services cash flows that, together with cash flows from our other business, will provide a basis to make the anticipated distributions on our common stock for the twelve months ending December 31, 2013. This prospective financial information reflects the best estimates currently available to us and management’s judgments and presents, to the best of management’s knowledge and belief, reasonable assumptions on which to base our belief that we can generate sufficient cash available for distribution to support the anticipated distribution rate on our common stock for the twelve months ending December 31, 2013. However, this information is not historical fact, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information. The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. Ernst & Young LLP has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information, and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP report included in this offering document relates to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering the forecasted general contracting and real estate services cash flows you should keep in mind the risk factors and other cautionary statements under “Risk Factors.” Any of the risks discussed in this prospectus could cause our actual results of operations to vary significantly from the forecasts. Inclusion of the forecasts in this prospectus is not a representation by any person, including us or the underwriters, that the results in the forecast will be achieved.

ATLANTA    AUSTIN    BANGKOK    BEIJING    BRUSSELS     CHARLOTTE    DALLAS    HOUSTON    LONDON    LOS ANGELES

McLEAN    MIAMI    NEW YORK    NORFOLK    RALEIGH    RICHMOND    SAN FRANCISCO    TOKYO    WASHINGTON

www.hunton.com